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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





                        Signing of Credit Bank Facilities

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                        Form 40-F
         ---------------------------                  --------------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No            X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On February 19, 2001 PTC has signed the Credit Bank Facilities totaling to EUR 650 million to support the growth of its GSM business and the development of UMTS.



The new Credit Bank Facilities in the amount of EUR 650 million will be utilized, among others, to refinance DEM 672 million Credit Bank Facility arranged in 1997.

The new Credit Bank Facilities were arranged and underwritten by Deutsche Bank, Dresdner Bank Luxembourg S.A., the European Bank for Reconstruction and Development and Deutsche Bank Polska S.A.. The Credit Bank Facilities have a 5 year maturity. They consist of two tranches: offshore in the amount of Euro 390 million to be available in Eur and other major currencies and domestic in the amount of Euro 260 million available in Polish Zloty. The size of the local currency tranche is part of PTC's effort to reduce foreign exchange exposure.

Interest rate is based on LIBOR, EURIBOR or WIBOR, as appropriate, plus the margin, which level is determined by ratio of Senior Debt to annualized EBITDA.

PTC will be able to use EUR 150 million from the new facility to finance the UMTS license installments due in 2001. The remaining balance of EUR 100 million required for the UMTS license installments due in 2001 will be funded from the increase of equity.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General







By: /s/ Wojciech Ploski

Wojciech Ploski, director of Strategy, Marketing and Sales



February 20, 2000